SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis affirms commitment to Russia through USD 500 million multi-year healthcare investment

•                  Novartis signs Memorandum of Understanding (MoU) with City of St. Petersburg for construction of new Novartis manufacturing plant

•                  Overall commitment includes expansion of research and development collaborations and public health alliances to contribute to the Russian government’s plans to strengthen healthcare system and improve health outcomes in Russia

•                  Investment in local manufacturing reinforces Russia as an integral part of the Novartis strategy for growth

Basel, December 20, 2010 — Novartis announced the signing of a Memorandum of Understanding (MoU) with the City of St. Petersburg, confirming its intent to build a new full-scale pharmaceutical manufacturing plant in St. Petersburg; Russia. This investment is part of an overall USD 500 million commitment in local infrastructure and collaborative healthcare initiatives planned over a five-year period. This comprehensive partnership addresses three core areas that include local manufacturing, research and development (R&D) partnerships and public health development. The MoU signing deepens the company’s existing commitment to becoming Russia’s leading healthcare partner in supporting governmental healthcare reform.

“Novartis is making a strategic investment in Russia for long term growth. This collaboration shows our commitment to contributing to the ambitious healthcare goals of the Russian government,” said Joseph Jimenez, CEO, Novartis AG. “The ongoing partnership with Russia enables us to expand our commercial presence in a key emerging market. The scientific development and public health efforts have been prioritized to focus on the most beneficial programs for the Russian people.”

The St. Petersburg site will be a modern, state-of-the-art pharmaceutical manufacturing plant. The facility represents a significant Novartis investment to date in Russia and will enable transfer of cutting-edge technologies and skills to the Russian Federation.

Once completed and approved for commercial production, the new St. Petersburg facility is expected to manufacture both high-quality branded generics as well as pharmaceuticals. This is expected to be one of largest investments by Novartis in local manufacturing and is planned to eventually serve the needs of the Russian market and other parts of the world. Construction is scheduled to start in 2011 and the plant is expected to produce approximately 1.5 billion units per year.

In parallel with the establishment of its own manufacturing facility in Russia, Novartis plans to continue to expand its investments in R&D and public health collaborations in alliance with the Russian government.

These activities include collaborations with both universities and academia, but also with emerging Russian private business in different areas of medical science. The scope of these collaborations may include such efforts as out-licensing of Novartis compounds to Russian companies with proven scientific capabilities, in-licensing and scouting for promising drug candidates from Russian scientists and universities and modeling and simulation activities for clinical trials. Novartis is actively working in all of these areas, identifying high potential projects to be jointly developed. Additionally, Novartis also has made a commitment to double its investments in drug development in clinical trials in Russia and expects to enroll approximately 4,000 individuals by the year 2013.

Russia is a fast growing emerging market, with high unmet medical needs, and a government that is increasing its healthcare investment and focus on both local and non-local healthcare market collaborators. With its increasing commitment to and demand for better healthcare, the Russian government is well suited to partner with Novartis to address their healthcare priorities and improve healthcare outcomes.

Novartis is committed to collaborating with the Russian Government in implementing its strategy to develop the local pharmaceutical industry and enhance the Russian healthcare system. The company, the first and only pharmaceutical business in Russia’s Foreign Investment Advisory Council (FIAC), will be establishing public health partnerships with federal and regional health authorities. These joint efforts are expected to result in improved health outcomes for Russian patients.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “commitment,” “strategy,” “intent,” “planned,” “strategic,” “will,” “expected,” “scheduled,” “plans,” “potential,” “committed,” or similar expressions, or by express or implied discussions regarding the extent of Novartis’ investment in Russia, and the period of time over which such investment will occur; regarding the size and extent of the facility and jobs to be created at the St Petersburg facility, and the work to be done at the facility; regarding potential new products, potential new indications for existing products or potential new technologies to be developed as a result of the investments announced in this release, or regarding potential future revenues from any such products or technologies, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis investments in Russia will ultimately be as set forth in this release. Nor can there be any guarantee that the Novartis investments set forth in this release will result in the construction of a facility of any particular size or relative size, or will result in the creation of any particular number of jobs or that any particular types of work will be performed at this facility. Neither can there be any guarantee that the investments announced today will result in the development of any new products or any new indications for existing products, or any new technologies, or that any such products, indications or technologies will be approved for sale in any market, or that such products, indications or technologies will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected difficulties in employing or retaining qualified employees; unexpected construction difficulties or delays; unexpected manufacturing difficulties or delays; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100.000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Calitri Novartis Global Media Relations +41 61 324 7973 (direct) +41 79 523 0198 (mobile) beth.calitri@novartis.com

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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 20, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting